BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.        Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.        Date of Material Change

The date of the material change is October 14, 2009.

3.        News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                     October 14, 2009

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CNW.

4.        Summary of Material Change

Yukon-Nevada Gold Corp. announces consent decree with Nevada Division of Environmental Protection.

5.        Full Description of Material Change

The Company announces that it has come to an agreement with the Nevada Division of Environmental Protection (“NDEP”) in the form of a Consent Decree to resume production at the Jerritt Canyon milling facility located approximately 50 miles from Elko, Nevada. Jerritt Canyon is owned and operated by Queenstake Resources U.S.A. Ltd. (“Queenstake”) a wholly owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”). Queenstake has been working in cooperation with the NDEP throughout this process. The Company wishes to express sincere thanks to the Attorney General’s office of Nevada and the NDEP for all their hard work in making this happen and producing a positive outcome.

By milling a combination of available stock piles and recommencing mining activity, the Company is targeting a total production of 150,000 ounces of gold in the first full year of production at a cash cost of US$465 per ounce after re-start of operations and after the mill establishes steady state operation. Commencement of operations and generation of positive cash flow will allow the company to commence repayment of all creditors and former employees. It is estimated this process will be completed in full by the end of June 2010.

The Consent Decree was finalized and signed by both parties on Friday October 9th, 2009 and submitted in the District Court of Elko County on Monday October 12th, 2009. Following the official court approval of the decree, the Jerritt Canyon Mine may resume operations. The court issue date is the effective date for commencement of the agreement. The company will begin operations, including warming the mill roasters on the effective date with a view to commence processing ore within 3-5 days of the effective date. The time to load the circuit with gold is estimated to be approximately two weeks. Thereafter the company is expecting to see increasing production amounts of gold resulting in higher positive cash flows shortly thereafter.

The Consent Decree records and agrees to the terms of an environmental work program worked out and agreed between the NDEP and the Company. Queenstake completed the installation of a calomel emission system to control mercury emissions and the calibration of the system instrumentation as of July 20, 2009. Queenstake has also been carrying out a significant overhaul and upgrade of many key components of the roaster, leach circuit, thickener and other sections of the mill. The Consent Decree resolves all of the compliance concerns of the NDEP in relation to the mill and surrounding land holdings of the Company, as well as related environmental concerns and gives Queenstake the right to operate the milling facility from the effective date.

The mill will require certain start-up activities before going into full production and the Company has been preparing for this event.

Queenstake has agreed to undertake this program of work, much of which has already been completed, to address all of the concerns of the NDEP within set and agreed time frames as well as to ensure that the company remains pro-active and in continuing compliance into the future.

One of several outstanding issues is the stack testing program which requires the plant to be operational in order to test emissions from the calomel system and confirm its performance in controlling emissions. This process and performance criteria are set forth in the Consent Decree. The calomel technology is state of the art technology that, once audited by independent air quality stack emission engineers, is expected to substantially reduce emissions and thereby set the company apart from its previous discharge emissions. These audits are required under the Consent Decree to confirm to the NDEP that the new technology adheres to the projections made by Queenstake and audit sampling will continue monthly until such time as NDEP is fully satisfied with the results. The Consent Decree is expected to be in place for a period of two years. The Company plans to release a summary of these results once they are available to demonstrate publicly the effectiveness of its mercury control emission system.

The President and CEO Mr. Robert Baldock stated “As well as thanking the NDEP and the Attorney General’s Office, the Company wishes to extend genuine thanks to several other groups. The patience of the creditors, many of whom have been very supportive of the company and its extended efforts to re-start operations, is greatly appreciated. In addition Queenstake must recognize the loyalty and ongoing support of its workforce and members of the wider Elko community who have had an understandably anxious time over this period, but nevertheless, remained loyal to the company. Finally, the Company must thank its very supportive shareholders and other stakeholders who have waited patiently for better times for the company, many of whom have also continued to invest and assist during this time to allow the Company to continue in business while the issues were addressed.”

Going forward the Company has a number of additional development initiatives incomplete and still in progress at this time and expects to release further positive news in the coming weeks.

6.        Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.        Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.        Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Robert F. Baldock, President and CEO
Bus. Tel:	(604) 688-9427

9.        Date of Report

Dated at Vancouver, British Columbia             , this 29th day of October, 2009.

“Robert F. Baldock”
Robert F. Baldock, President and CEO